September 19, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington DC 200549
Attention:	William H. Thompson
Sondra Snyder
Robyn Manual

Re: Harry & David Holdings, Inc.
Form 10-K for Fiscal Year Ended June 30, 2007
Filed September 14, 2007
Commission File No. 333-127173

Dear Mr. Thompson, Ms. Snyder and Ms. Manual:

The following sets forth the response of Harry & David Holdings, Inc. (the “Company”) to the comment included in the Staff’s letter dated September 9, 2008 with respect to the above-referenced Annual Report on Form 10-K For your convenience, we have included the Staff’s comment in the body of this letter and have provided the Company’s responses thereto immediately following each comment.

Note 10 – Stock Option Plan, page F-22

1. Staff Comment- Please clarify for us how you derive the expected term of employee stock options, and explain how your methodology is consistent with the guidance in SFAS 123R. Refer to paragraphs A26 through A30 of SFAS 123R as applicable.

Response to Staff Comment- In determining an assumption for the expected term of employee stock options we evaluated the guidance in paragraphs A26 through A30 of SFAS 123R. We note that paragraph 27 of SFAS 123R indicates the expected term “is the period of time for which the instrument is expected to be outstanding (that is, the period of time from the service inception date to the date of expected exercise or other expected settlement).” We also note that SAB Topic 14.D.2 indicates the expected term should be based on the facts and circumstances in each particular case.

As background, the Company is a privately-held company and does not have any equity securities or classes of equity securities registered under the Securities Act of 1933 or Securities Exchange Act of 1934 nor any equity securities that have been listed on any national securities exchange. The Company is primarily owned by two equity sponsors who typically hold an investment for three to five years. Further, shares of the Company’s common stock that are issued as a result of stock option exercises are not transferable and cannot be sold by the employee (other than in a transaction exempt from the registration requirements of the Securities Act) and therefore, option holders do not have any liquidity at the time of exercise, which is the primary benefit derived from the option exercise. Additionally, the Company is restricted from paying cash dividends to its equity holders in accordance with the restrictive covenants in its various debt agreements).

Given these facts, we viewed the most probable settlement of the granted stock options would be caused by our current equity sponsors’ sale of the company or other liquidation of its investment (which could have included an IPO), rather than a traditional exercise of the option. We also contemplated this event would occur prior the reaching the final vesting date; however, we recognized that the applicable guidance requires the vesting period to be the minimum period utilized for the expected term assumption.

Although limited in our ability at the time of the initial determination in February 2005 to obtain detailed, relevant industry averages or other academic reports that replicates this specific fact pattern, we do believe this rationale to be consistent among other privately-held companies. Our first grant could not have contemplated future employee exercise behavior, as it was our original grant following the private equity sponsors’ acquisition in June 2004.

In regards to our consideration of the “plain vanilla” options discussed in SAB Topic 14.D.2, while our original grant in 2005 (representing approximately 84,000 of 102,000 issued options), met the criteria, we felt the rationale described above more accurately reflected the expected term of the option. The remaining 18,000 options granted in fiscal 2007 would not have qualified for the “plan vanilla” approach as the options were granted “underwater.”

In responding to your comment, please be advised the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions regarding our responses, please contact me at 541-864-2164.

Sincerely,

/s/ Stephen V. O’Connell Stephen V. O’Connell
Chief Financial Officer and Chief Administrative Officer

Cc:	William H. Williams, Harry & David Holdings
Robert Bluth, Harry and David
Meredith L. Deutsch, Jones Day
Mark Cruzan, Ernst & Young LLP